(Translation)

May 10, 2010
To Whom It May Concern:

Company name:	JX Holdings, Inc.
Stock listings:	First Sections of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (Code: 5020)
Representative:	Mitsunori Takahagi, Representative Director, President
Contact person:	Masayoshi Yamamoto, Group Manager, Investor Relations Group, Finance & Investor Relations Department
URL:	http://www.hd.jx-group.co.jp
Tel:	+81-3-6275-5009

Notification with Respect to Forecasts of Business Results and Management Policy
for the Fiscal Year Ending March 31, 2011

(Amounts less than  ¥1 million are truncated)

1.	Forecasts of Consolidated Business Results for FY 2010 (April 1, 2010 through March 31, 2011)

(Percentage figures for the entire fiscal year are year-on-year comparisons. Percentage figures for the second quarter cumulative consolidated totals are changes from the same period of the previous fiscal year.)
	Net Sales (Millions of yen)%		Operating Income (Millions of yen)%		Ordinary Income (Millions of yen)%		Net Income (Millions of yen)%		Net Income per Share (yen)
Second Quarter Cumulative Consolidated Totals	4,370,000	-	70,000	-	90,000	-	210,000	-	84.44
Entire Fiscal Year	9,160,000	-	170,000	-	220,000	-	270,000	-	108.56

Note:	Number of shares used as the basis the calculation of net income per share (consolidated)
(1)	Number of issued shares at beginning of fiscal year (including treasury stock): 2,495,485,929 shares
(2)	Number of treasury stock at beginning of fiscal year: 8,455,066 shares

No changes have been made to the forecasts of consolidated business results announced on April 1, 2010.

2.	Dividends

	Dividends Per Share
Record Date	End of 1st Quarter (Yen)	End of 2nd Quarter (Yen)	End of 3rd Quarter (Yen)	Year-end (Yen)	Total (Yen)	Dividend Payout Ratio (Consolidated) (%)
FY2010 (Forecast)	-	7.50	-	7.50	15.00	13.8

Cautionary Statement Regarding Forward-Looking Statements

This notice contains certain forward-looking statements.  These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “ intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussions of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this notice, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; and (4) changes in tax and other laws and the effect of changes in general economic conditions.  Additionally, please refer to the following pages for further information regarding assumptions used for forecasting the above business results.

Group Management Policy

(1)	Basic Management Policies of the Company

JX Holdings, Inc. ( “JXHD”) formulated the “JX Group Mission Statement” (which includes the JX Group Mission Statement, JX Group Slogan, and JX Group Values) shared by JXHD and the JX Group.  Under the JX Group Mission Statement, JX Group plans to utilize its management resources to the fullest extent to become one of the world’s leading integrated energy, resources and materials business groups comprising the petroleum refining and marketing, oil and natural gas E&P and metals businesses.

1)	JX Group Mission Statement

JX Group will contribute to the development of a sustainable economy and society through innovation in the areas of energy, resources, and materials.

2)	JX Group Slogan

The Future of Energy, Resources, and Materials

3)	JX Group Values

Our actions will respect the EARTH.

Ethics
Advanced ideas
Relationship with society
Trustworthy products/services
Harmony with the environment

(2)	Basic Policy concerning Distribution of Earnings

Our policy concerning distribution of earnings is to redistribute profits by reflecting consolidated business results while striving to maintain stable dividends.

(3)	Target Business Indicators

In the Mid-Term Management Plan for fiscal years 2010 through 2012, we are aiming for consolidated ordinary income of at least ¥300 billion, a return on equity (ROE) of at least 10%, and a net debt to equity ratio (D/E ratio) of 1.0 for fiscal year 2012, which is the final fiscal year of the plan.

(4)	Issues to be Addressed by the Company and Medium- and Long-term Business Strategies

Sustained growth of the global economy is expected driven by the growth of newly emerging economies, and as globalization accelerates and as informational technology continue to develop, demand for energy, resources, and materials is expected to remain solid. On the other hand, resource and energy prices have risen and are subject to significant fluctuation as a result of increasingly severe competition for acquisition of resources, an upsurge in resource nationalism, speculative fund inflows, and other factors. There is also an increasing sense of crisis concerning the earth’s environmental problems and countries around the world led by the developed nations are turning towards energy sources with low-carbon emissions and more efficient recycling of resources. In addition to these factors, changing demographics in Japan due to declining birthrates and a rapidly aging society are having an impact on lifestyle and society as a whole, and the company continues to face a severe business environment.

In this environment, the JX Group intends to maximize corporate value by concentrating allocation of business resources in highly profitable areas to develop aggressive, global growth strategies underpinned by best practices. Additionally, we will pursue business and technological innovations that will help create a better environment on earth and contribute to the development of a sustainable economy and society.

In the petroleum refining and marketing business, we intend to establish a stable revenue system and realize dominant competitiveness that cannot be easily matched, through the implementation of dramatic business changes. Additionally, we intend to develop new energy and other new businesses with the aim of emerging as an integrated energy enterprise that can respond to all of our customers’ needs.

In the oil and natural gas E&P business, we will promote active investment while practicing thorough risk management as we aim to become a global oil and natural gas E&P corporation that can expect more stable revenue levels.

In the metals business, we will promote mining development as we build a global, integrated operational framework balanced with smelting and refining. At the same time, we aim to strengthen our position in the development of electronic materials, metal manufacturing, and recycling and environmental services businesses, where high growth can be expected in the future.

(5)	Forecast for the Entire Fiscal Year

The forecast of consolidated business results for the fiscal year ending March 31, 2011, which was announced on April 1, 2010, includes forecasted net sales of ¥9.16 trillion, forecasted operating income of ¥170 billion, forecasted ordinary income of ¥220 billion, and forecasted net income of ¥270 billion.

A ¥50 billion reduction in cost of sales due to the effect of inventory valuation under the average cost method is included in forecasted operating income and forecasted ordinary income.

Additionally, we expect to incur ¥180 billion in negative goodwill, and the write-down amount (one-time amortization) is included in special gains. However, we are currently working to evaluate assets and liabilities at current market prices, and the amount of negative goodwill may be revised accordingly.

The above estimates are based on assumptions of crude oil prices of US$80 per barrel, copper prices of US$2.80 per pound, and an exchange rate of ¥90.0 to the US dollar.

(6)	Dividends

For the fiscal year ending March 31, 2011, we plan a total dividend of ¥15 per share, comprising an interim dividend of ¥7.5 per share and a dividend of ¥7.5 per share at the end of the fiscal year. The dividend payout ratio is forecast to be 13.8 percent.

It should be noted that the dividend payout ratio is approximately 30% in provisional calculations that exclude the effect of special gains and losses, net of ¥140 billion to be incurred during the fiscal year, including special gains of ¥180 billion as a onetime write-down of negative goodwill.